Citigroup Inc. 388 Greenwich Street, 17th Floor New York, New York 10013

March 11, 2025

Ms. Shalini Shah, Esq., Special Counsel

Mr. Arthur C. Sandel, Esq., Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Citibank Credit Card Issuance Trust

Citibank, N.A.

Citibank Credit Card Master Trust I

Registration Statement on Form SF-3

Filed December 20, 2024

File Nos. 333-283962, 333-283962-01 and 333-283962-02

Dear Ms. Shah and Mr. Sandel:

In connection with the review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to submit Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on behalf of Citibank, N.A. (“Citibank” or the “Registrant”), as depositor of Citibank Credit Card Master Trust I and Citibank Credit Card Issuance Trust. We have reviewed your letter dated January 16, 2025, providing comments by the staff (the “Staff”) of the Securities and Exchange Commission to the Registration Statement initially filed on December 20, 2024. The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in Amendment No. 1. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant.

For your convenience, a copy of each of the Staff’s comments are included below in bold-face font, followed by each of the Registrant’s responses.

Ms. Shalini Shah, Esq

Mr. Arthur C. Sandel, Esq.

March 11, 2025

Registration Statement on Form SF-3

General

Comment 1. Please confirm that the depositor or any issuing entity previously established, directly, or indirectly, by the depositor or any affiliate of the depositor has been current and timely with the Exchange Act reporting during the last twelve months with respect to the asset backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response 1. In response to your comment, Citibank, as depositor, confirms that it and any issuing entity previously established, directly or indirectly, by it or any of its affiliates have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving credit card receivables.

Comment 2. We note your disclosure throughout the registration statement regarding the Series 2000 collateral certificate issued by the master trust to the issuance trust, which is the primary source of funds for the payment of principal of and interest on the notes. Please register the collateral certificate concurrently with the notes. Refer to Section III.A.6 of Release No. 33-8518 (Dec. 22, 2004) and Securities Act Rule 190(c) and (d).

Response 2. In response to your comment, we have revised and refiled with Amendment No. 1 the Exhibit 107 Calculation of Filing Fee Table to clarify that the Registration Statement and the form of prospectus included therein also relate to the Series 2000 collateral certificate.

Comment 3. We note your disclosure throughout the registration statement regarding the Series 2009 certificate, which you state has a legal maturity date that is 24 months after the expected final payment date in February 2025 (i.e., February 2027). Please revise your prospectus, as appropriate, to describe the impacts of the maturity of the Series 2009 certificate, including any related risks, and to accommodate the removal of disclosure regarding the Series 2009 certificate for issuances that occur after the maturity date. To the extent the Series 2009 certificate will not mature in February 2027, please update to clarify your disclosure.

Response 3. In response to your comment, we advise the Staff that on January 30, 2025, Citibank, as previously scheduled and in the normal course, extended the expected final payment date of the Series 2009 certificate to the February 2027 distribution date, and thus the legal maturity date to the February 2029 distribution date. Citibank has updated the disclosure in the form of prospectus in Amendment No. 1 to indicate the new expected final payment date of the Series 2009 certificate.

Ms. Shalini Shah, Esq

Mr. Arthur C. Sandel, Esq.

March 11, 2025

Comment 4. We note your disclosure throughout the form of prospectus regarding the master trust’s ability to issue additional certificates from time to time, but which are not being registered at this time. Please confirm that any additional issuance of securities issued by the master trust will be registered on a separate registration statement or exempt.

Response 4. In response to your comment, we confirm that any additional issuance of securities issued by the master trust will be registered on a separate registration statement or exempt from registration.

Cover Page

Comment 5. We note your statement on the prospectus cover page, in the section entitled “Forward-Looking Statements,” that you undertake no obligation to update or revise any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response 5. In response to your comment, in form of prospectus in Amendment No. 1, we have revised the statement in the form of prospectus in the Registration Statement identified by the Staff to clarify that Citibank will update the disclosure in the section titled “Forward-Looking Statements” to the extent required by law.

Risk Factors

Business Risks Relating to Citibank’s Credit Card Business

Cardholder payment patterns, finance charge rates and credit card usage may affect the timing and amount of payments on the notes, page 45

Comment 6. We note your statement that “[t]here is currently an increased potential of recession or a period of significantly lower economic growth in the U.S.” Please revise to explain the basis for this statement and/or provide further detail.

Response 6. In response to your comment, we note that as of the date of Amendment No. 1, Citi’s macroeconomic forecast for the U.S. has improved and the risks described in the statement you identified have decreased. Therefore, we have revised the form of prospectus in Amendment No. 1 to remove the statement identified by the Staff.

Ms. Shalini Shah, Esq

Mr. Arthur C. Sandel, Esq.

March 11, 2025

The Master Trust

The Series 2009 Certificate, page 167

Comment 7. We note your statement that the summaries related to the Series 2009 certificate “do not purport to be complete and are qualified in their entirety by reference to the provisions of the Series 2009 supplement to the pooling and servicing agreement and the Series 2009 certificate.” As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Response 7. In response to your comment, we acknowledge our responsibility for the accuracy and completeness of the information in the Registration Statement. We have revised the form of prospectus in Amendment No. 1 to remove the statement identified by the Staff. We note that the Series 2009 Supplement to the Pooling and Servicing Agreement, as amended to date, and the Series 2009 Certificate are incorporated by reference into the Registration Statement. Please see Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement.

Requirements for Securities and Exchange Commission Shelf Registration Asset Representations Review, page 179

Comment 8. Please provide the manner and amount in which the asset representations reviewer is compensated. Refer to Item 1109(b)(4).

Response 8. In response to your comment, we have revised the form of prospectus in Amendment No. 1 to clarify the compensation that the asset representation reviewer is entitled to, and that such compensation is paid by Citibank, as Servicer, at Citibank’s own expense.

We advise the Staff that the fees payable to the asset representations reviewer have been, and will continue to be, paid outside of the transaction waterfall described in the form of prospectus in the Registration Statement, and in accordance with the asset representation review agreement, and that such fees have not been, and will not be, paid from the cash flows from the pool assets or otherwise by the master trust or the issuance trust. The asset representation review agreement is incorporated by reference into the Registration Statement as Exhibit 4.8. Further, Citibank believes that fees currently paid to the asset representation reviewer, as well as any fees or expense reimbursement to be paid in the case of any review by the asset representation reviewer, are immaterial individually and in the aggregate to an understanding of the securities or the operations of Citibank.

Ms. Shalini Shah, Esq

Mr. Arthur C. Sandel, Esq.

March 11, 2025

If the asset representation review agreement were to be amended in the future to provide for the payment of the fees payable to the asset representations reviewer out of the transaction waterfall, Citibank would file such amendment with the Securities and Exchange Commission and include disclosure, consistent with market practice, pursuant to Regulation AB Item 1109(b)(4), as well as Item 1113(c) which requires separate tabular disclosure of transaction fees and expenses, but solely to the extent they are “to be paid or payable out of the cash flows from the pool assets.”

*   *   *   *   *

The Registrant hopes the Staff will find the above responses responsive to its comments. If you have any questions or require any further information with respect to the responses or Amendment No. 1, please contact the undersigned via email to beckerc@citi.com or by phone at 1-212-657-5090.

Sincerely,

/s/ Christopher R. Becker

Christopher R. Becker, Esq.
Director and Senior Counsel—SEC Disclosures and Corporate Securities Issuance of Citigroup Inc.